

July 11, 2012

Mark Widmar
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

  Re: **First Solar, Inc.**
     Form 10-K for the fiscal year ended December 31, 2011
     Filed February 29, 2012
     Form 10-Q for the fiscal quarter ended March 31, 2012
     Filed May 4, 2012
     File No. 001-33156

Dear Mr. Widmar:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 1. Business, page 1

Components Business, page 3

Customers, page 4

1.   We reference the statement that you have supply contracts for the sale of solar modules with thirteen solar power system project developers and system integrators within the EU expiring at the end of 2012. You also state that volumes in 2012 are not expected to have as significant of an effect on your overall financial performance in 2012 as compared to prior years. Please tell us why you believe the supply contracts will have a less

significant impact on your financial performance than in prior years. Also, tell us why you no longer disclose the sales related to those contracts, as you did in the prior year.

Item 1A. Risk Factors, page 13

2.   Please provide us with appropriate risk factor disclosure regarding the potential competitive disadvantages you may face from decreasing silicon and other materials costs and competitive fossil fuel pricing and confirm that in future filings, you will include such risk factor disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview, page 40

Net Sales, page 41

3.   We see that your disclosure about the criteria for applying percentage of completion under contracts involving land or land rights presented on page 42 largely cites the general criteria for real estate sales from FASB ASC 360-20-40-5. The application of the real estate sales criteria can be complex and judgmental and, in your business, appears to involve complex financing considerations. Accordingly, describe to us the matters you consider in assessing whether the ASC 360 criteria from your disclosure have been achieved in arriving at the appropriate accounting method.

4.   As a related matter, in light of the growth of your systems business and the change in your company's strategic direction, please also describe to us the factors you consider in assessing whether you have the ability to make appropriate estimates necessary to apply the percentage of completion method. Also, clarify for us how you have made that determination for the significant projects currently in process. Please refer to FASB ASC 605-35-25.

5.   Under the table of "Projects sold/Under contract," tell us why you do not also disclose the project pipeline in terms of contract sales value expressed in dollars. In that regard, explain to us why you believe disclosure of project backlog solely in terms of megawatts is meaningful to investors.

6.   As a related matter, in light of the growing importance of the systems projects to your financial statements, also tell us how you have considered whether to provide more specific detail about the status, impact on your financial statements and expected timing of the completion of the listed projects. In that regard, given the significant impact that contract accounting currently has on your financial statements and your business' dependence on the systems projects in light of the deterioration of the module business, please tell us your consideration of providing additional disclosure that discusses the

underlying progress on the major projects during the reporting periods as well as their actual impact on your financial statements with greater specificity.

Liquidity and Capital Resources, page 58

7.   We see that during 2011 the amount of unbilled accounts receivable increased to $533.4 million, representing approximately 43% of total systems revenues for the year. While we see your disclosure that such amounts are expected to be billed and collected from customers during 2012, please tell us the specific reasons for the cited increase in unbilled receivables. In that regard, please provide detail that is specific to the significant components of the unbilled receivables and that explains the apparent difference between revenue recognition and billing milestones on those projects.

8.   As a related matter, we note that total inventories increased by 125% and finished goods inventory increased by 405%. We also note that inventories continue to increase in the first quarter of 2012, and exceed 100% of revenue for that quarter. In light of the cited growth, pricing uncertainty in your industry and the transition of your business under the long-term strategic plan, in future filings please add discussion of reasons for material changes in inventory, the impact on your liquidity, the risks in the current pricing environment and the plan for disposal for inventories not reasonably expected to be absorbed under the contractual arrangements of your systems business. Please provide us a copy of your proposed revised disclosure.

Item 8. Consolidated Financial Statements

Note 16. Commitments and Contingencies, page 111

9.   Please revise future filings to disclose how system repurchase provisions are considered in your revenue recognition practices. Provide us with a copy of your proposed revised disclosure.

Note 24. Segment and Geographical Information, page 123

10.   We understand that you have traditionally viewed the manufacture and sale of solar modules by the components segment as the key driver of your business. Tell us how the CODM view of your business as expressed in this note and in your Form 10-Q for the period ended March 31, 2012 is consistent with your strategic plan to transition to providing utility scale solar projects as your primary business. We also see from the discussions in your earnings calls that your team is focused on delivering optimized systems as opposed to module components and that you are dedicating all of your resources to utility scale systems. Please tell us how management's statements about your strategic plan are consistent with the segment presentation in Note 24 and FASB ASC 280.

11.   As a related matter, in light of your stated business plan to transition to utility scale
        projects, tell us how your CODM manages and evaluates the systems business given that
        the information provided for that purpose is presented on a break-even basis. Tell us if
        anyone in your business receives financial information about the profitability of the
        systems business that includes the full revenues and costs of its activities without
        adjustments to cause the segment to break even. Please also describe what they do with
        that information, the roles of those individuals in your organization and their interaction
        with your CODM. It is not necessary to identify individuals by name in your response.

Form 10-Q for the fiscal quarter ended March 31, 2012

Item 1. Condensed Consolidated Financial Statements

Note 6. Goodwill, page 11

12.   We reference the disclosure that there were no changes in facts and circumstances that
        would require an interim goodwill impairment test for your systems reporting unit at
        March 31, 2012. Please tell us how you considered the restructuring activities discussed
        on page 9-11 and the 25% decline in your stock price over the quarter in determining that
        a reassessment of goodwill was not required at March 31, 2012. Refer to FASB ASC
        855-10-25-3 and 855-10-55-2.

Note 9. Consolidated Balance Sheet Details, page 16

Inventories, page 17

13.   We see that non-current inventory increased from $60.7 million at December 31, 2011 to
        $139.4 million at March 31, 2012. Please revise future filings to disclose the underlying
        reasons for fluctuations in non-current inventory. Please provide us a copy of your
        proposed revised disclosure.

Property, plant and equipment, page 17

14.   We reference the disclosure about the $160.7 million of machinery and equipment
        originally purchased for previously planned expansions that have been canceled or
        deferred. Please tell us more specifically how you assessed the assets for impairment,
        including how you arrived at future cash flows if the timing of deployment of these assets
        is not yet determinable and why you believe you have appropriately applied the guidance
        regarding grouping of assets for impairment testing purposes from FASB ASC 360-10.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Long Term Strategic Plan, page 44

15.   We note your discussion on page 44 of your long term strategic plan. To the extent this plan represents a known trend, please provide us with additional details about its expected impact on your results. For example, we note from your Q1 2012 earnings call that you plan to decrease your focus on traditional subsidy markets, including rooftop applications and that you intend to focus on utility-scale solar plants. Please also confirm that in future filings, you will include such disclosure.

Restructuring, page 45

16.   With respect to the expected cost savings from the three restructuring initiatives, in future filings please identify the income statement line items expected to be impacted and clarify whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. Refer to SAB Topic 5P.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3800 with any other questions.

Sincerely,

/s/Gary Todd for

Amanda Ravitz
Assistant Director